Exhibit 3

First Quarter 2008

Message from the Chairman of the Board

and the President and Chief Executive Officer

Summary of results	Net income totaled $1,450 million in the first quarter of 2008, compared to $1,431 million in 2007. The increase was the result of a $37-million rise in net electricity exports by Hydro-Québec Production and a $117-million non-recurring gain related to the price adjustment stipulated in the contract for the sale of our interest in HQI Transelec Chile S.A. It should also be noted that water-power royalties levied on Hydro-Québec Production totaled $169 million in first quarter 2008, versus $65 million in 2007.

Consolidated results	Revenue rose $39 million to $3,771 million. Revenue from electricity sales was up $50 million to $3,701 million, with $3,156 million of this amount attributable to the Québec market. Québec sales were up $24 million over 2007 as a result of sales recorded on February 29, since 2008 is a leap year.

Sales outside Québec amounted to $545 million, an increase of $26 million derived chiefly from growth in the volume of exports by Hydro-Québec Production.

Total expenditure was $1,823 million, or $119 million more than in 2007. The difference stems mainly from an $82-million increase in amortization expense for regulatory assets and liabilities arising from variances in electricity procurement and transmission costs; this expense was recognized in accordance with the conditions established by the Régie de l’énergie. On the other hand, electricity purchases made by Hydro-Québec Distribution in excess of the heritage pool were down $86 million. Finally, water-power royalties levied on Hydro-Québec Production totaled $169 million in first quarter 2008, as against $65 million in 2007.

Financial expenses, at $615 million, were stable compared to 2007.

First Quarter 2008 – page 2

Segmented results	Generation

For the first quarter of 2008, Hydro-Québec Production posted net income of $840 million, compared to $907 million in the same quarter of 2007, a year-over-year decrease of $67 million. Net electricity exports were up $37 million. Water-power royalties were $169 million in 2008, versus $65 million in 2007.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $131 million, up from $127 million in 2007, primarily as a result of an increase in revenue from point-to-point transmission services.

Distribution

Hydro-Québec Distribution recorded net income of $362 million, down $31 million from $393 million in 2007. This reduction was mainly due to a rise in amortization expense for regulatory assets and liabilities stemming from variances in electricity procurement and transmission costs; this expense was recognized in accordance with the conditions established by the Régie de l’énergie. The increase was partially offset by higher revenue from electricity sales and a reduction in electricity purchases in excess of the heritage pool.

Revenue from electricity sales totaled $3,156 million, up $27 million over 2007, chiefly because of the February 29 sales.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

For the first three months of 2008, the volume of activity in this segment totaled $345 million, as against $286 million in 2007. This high volume is due to continued work on several major generation and transmission projects, including the Eastmain-1-A/ Sarcelle/Rupert hydroelectric development and the 1,250-MW interconnection with Ontario.

Investment	As at March 31, 2008, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $641 million, compared to $584 million in 2007. As anticipated, a large portion of this amount was devoted to the capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert, Chute-Allard and Rapides-des-Cœurs hydroelectric developments. Hydro-Québec Production also commissioned the last two units at Péribonka generating station during the first quarter.

First Quarter 2008 – page 3

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid. It also continued construction of the new interconnection with Ontario and carried on work to ensure the long-term operability of all its facilities. Hydro-Québec Distribution continued to invest to improve service quality and meet growth in demand, notably through deployment of the Energy Efficiency Plan.

Financing	The 2008 financing program amounts to $1.1 billion. The proceeds from our borrowings will be used to refinance debt maturing this year and to finance part of the capital program.

In February 2008, the reopening of the bond offering launched in October 2006 and maturing in February 2045 raised $503 million on the Canadian market at a rate of 4.96%.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer

May 16, 2008

First Quarter 2008 – page 4

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars

(unaudited)

		Three months ended March 31

	Notes	2008	2007

Revenue		3,771	3,732

Expenditure

Operations		615	606
Electricity and fuel purchases		337	422
Depreciation and amortization	4	575	482
Taxes		297	208
Regulatory deferrals		(1)	(14)

		1,823	1,704

Operating income		1,948	2,028

Financial expenses	5	615	618

Income from continuing operations		1,333	1,410

Income from discontinued operations	6	117	21

Net income		1,450	1,431

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars

(unaudited)

	Three months ended March 31

	2008	2007

Balance at beginning of period	15,556	14,772

Net income	1,450	1,431

Balance at end of period	17,006	16,203

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2008 – page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars

	Notes	As at March 31, 2008 (unaudited)	As at December 31, 2007 (audited)

ASSETS

Current assets

Cash and cash equivalents		338	54
Short-term investments		1,267	3,073
Accounts receivable		2,618	1,738
Derivative instruments		1,093	992
Materials, fuel and supplies	2	300	360

		5,616	6,217

Property, plant and equipment	2	53,425	53,228
Investments		171	228
Derivative instruments		1,544	1,998
Intangible assets		959	967
Regulatory assets	3	998	1,057
Other assets		1,147	1,157

		63,860	64,852

LIABILITIES

Current liabilities

Borrowings		486	73
Accounts payable and accrued liabilities		1,700	1,877
Dividends payable		723	2,095
Accrued interest		485	890
Regulatory liabilities	3	79	97
Current portion of long-term debt		97	1,087
Derivative instruments		186	369

		3,756	6,488

Long-term debt		34,096	33,161
Derivative instruments		2,239	2,835
Asset retirement obligations		473	464
Regulatory liabilities	3	-	8
Other long-term liabilities		726	718
Perpetual debt		297	286

		41,587	43,960

EQUITY

Share capital		4,374	4,374

Retained earnings		17,006	15,556
Accumulated other comprehensive income	8	893	962

		17,899	16,518

		22,273	20,892

		63,860	64,852

Commitments and contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc FCA	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

First Quarter 2008 – page 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars

(unaudited)

		Three months ended March 31

	Notes	2008	2007

Operating activities
Net income		1,450	1,431
Income from discontinued operations	6	(117)	(21)

Income from continuing operations		1,333	1,410
Adjustments
Depreciation and amortization	4	575	482
Amortization of debt premiums, discounts and issue expenses	5	29	27
Exchange gain		(46)	(16)
Difference between contributions paid and pension cost		(14)	72
Regulatory deferrals		(1)	(14)
Other		36	35
Change in non-cash working capital items	9	(1,345)	(1,427)

		567	569
Investing activities
Property, plant and equipment and intangible assets		(610)	(567)
Investments		56	3
Disposal of investments, net of divested cash and cash equivalents	6	-	51
Costs related to Energy Efficiency Plan		(31)	(17)
Net disposal of short-term investments		1,826	2,485
Other		-	(1)

		1,241	1,954
Financing activities
Issuance of long-term debt		500	523
Repayment of long-term debt at maturity and sinking fund redemption		(1,141)	(576)
Inflows resulting from credit risk management		75	154
Outflows resulting from credit risk management		-	(95)
Net change in short-term borrowings		413	40
Dividends paid		(1,372)	(2,342)
Other		(2)	(1)

		(1,527)	(2,297)
Change in foreign exchange on cash and cash equivalents		3	-

Cash flows from continuing operations		284	226

Cash flows from discontinued operations	6	-	2

Net change in cash and cash equivalents		284	228

Cash and cash equivalents at beginning of period		54	57

Cash and cash equivalents at end of period		338	285

Supplementary cash flow information	9

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2008 – page 7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars

(unaudited)

		Three months ended March 31

	Note	2008	2007

Net income		1,450	1,431

Other comprehensive income	8
Change in deferred losses on items designated as cash flow hedges		(15)	(6)
Reclassification to operations of deferred gains on items designated as cash flow hedges		(57)	(45)

		(72)	(51)

Other		3	5

Comprehensive income		1,381	1,385

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2008 – page 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three-month periods ended March 31, 2008 and 2007

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1 - Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l'énergie (the "Régie"). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and liabilities, which the Corporation considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2007.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec's Annual Report 2007, except as regards the changes in accounting policies described in Note 2.

Certain figures from the corresponding period of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

The Corporation's quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2 - Changes in Accounting Policies

Recent changes

2008

Financial instruments

On January 1, 2008, Hydro-Québec adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial Instruments – Presentation", which superseded Section 3861, "Financial Instruments – Disclosure and Presentation". These new standards modify disclosure requirements regarding the nature and extent of risks arising from financial instruments as well as how Hydro-Québec manages these risks. The presentation rules have been carried forward unchanged. The adoption of these new standards has had no impact on the recognition or measurement of financial instruments. The required information is provided in Note 7, Financial Instruments.

Capital disclosures

On January 1, 2008, Hydro-Québec adopted the recommendations of CICA Handbook Section 1535, "Capital Disclosures", requiring disclosure of how capital is managed by Management. The adoption of these recommendations has had no impact on the consolidated financial statements.

Inventories

On January 1, 2008, Hydro-Québec adopted the recommendations of CICA Handbook Section 3031, "Inventories", which establishes standards for the measurement of inventories, including determination of their cost. The adoption of these recommendations has not affected net income but has made it necessary to reclassify $78 million to the balance sheet as Property, plant and equipment.

First Quarter 2008 – page 9

Note 2 - Changes in Accounting Policies

Future changes

Goodwill and intangible assets

In 2008, the CICA published Section 3064 of the CICA Handbook, "Goodwill and intangible assets", which superseded Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". Section 3064 establishes accounting, valuation, presentation and disclosure standards applicable to goodwill and intangible assets. It will apply to Hydro-Québec's interim and annual financial statements for periods beginning on or after January 1, 2009. Hydro-Québec is now evaluating the impact of this new standard on the consolidated financial statements.

Regulated activities

On January 1, 2009, the temporary exemption provided for in the CICA Handbook Section 1100, "Generally accepted accounting principles", which allows the recognition and valuation of regulatory assets and liabilities, will be withdrawn. In addition, Section 3465, "Income taxes", has been amended to require the recognition of future tax assets and liabilities. Hydro-Québec is now evaluating the impact of these new standards on the consolidated financial statements.

Note 3 - Regulatory

TRANSMISSION

In decision D-2008-027 of February 29, 2008, the Régie set the Corporation's power transmission rates effective January 1, 2008. The new rates take into account a 7.84% return on the rate base, assuming a capital structure with 30% equity. The impact of this decision is essentially an $11-million reduction in the annual cost of the native load transmission service, in addition to a one-time $41-million reduction in 2008 resulting from the amortization of the variance account for revenue from point-to-point transmission services. Both items have been integrated into the Corporation's current electricity rates since April 1, 2008.

DISTRIBUTION

In decision D-2008-033 of March 12, 2008, the Régie granted an across-the-board increase of 2.9% in the Corporation's electricity rates, effective April 1, 2008. This increase takes into account a 7.81% return on the rate base in 2008, assuming a capital structure with 35% equity.

First Quarter 2008 – page 10

Note 4 - Depreciation and Amortization

	Three months ended March 31

	2008	2007
Property, plant and equipment	473	454
Intangible assets	29	29
Regulatory assets and liabilities	69	(4)
Deferred charges	4	3

	575	482

Note 5 - Financial Expenses

	Three months ended March 31

	2008	2007
Interest
Interest on debt securities	620	624
Amortization of debt premiums, discounts and issue expenses	29	27

	649	651

Net exchange loss	20	12

Loan guarantee fees paid to the shareholder	42	42

	62	54

Less
Capitalized financial expenses	67	59
Net investment income	29	28

	96	87

	615	618

First Quarter 2008 – page 11

Note 6 - Discontinued Operations

In the quarter ended March 31, 2008, Hydro-Québec recognized a gain of $117 million (US$117 million), net of $25 million in related income taxes, for the price adjustment provided for in the contract for the sale of its interest in HQI Transelec Chile S.A. (Transelec). This adjustment was made following the ministerial order issued on January 15, 2008, establishing the value of the regulated trunk transmission asset base of Transelec.

In addition, the retrospective effect of this revised valuation on Transelec's revenue for the period from March 13, 2004, to June 30, 2006, should, in Management's opinion, result in an additional adjustment of the selling price, which will be accounted for as Hydro-Québec International (HQI) receives the additional revenue.

On February 28, 2007, Hydro-Québec concluded the sale of its interest in HQI Australia Pty Ltd (DirectLink), through its wholly owned subsidiary HQI for a cash consideration of $52 million, giving rise to a gain of $18 million.

Note 7 - Financial Instruments

Risk management

As part of its operations, Hydro-Québec carries out transactions that expose it to financial risks such as credit, liquidity and market risks. Hydro-Québec engages in borrowing to meet financing needs that exceed cash from operations. Exposure to such risks is significantly reduced through close monitoring and strategies that include the use of derivative instruments.

Credit risk

Credit risk is the risk that one party to a financial instrument might not meet its obligations under the terms of the financial instrument.

Hydro-Québec is exposed to credit risk related to cash equivalents, short-term investments and derivative instruments traded with financial institutions. It is also exposed to credit risk related to accounts receivable arising from its day-to-day electricity sales in and outside Québec. It should be noted that sales in Québec are billed at rates that allow for recovery of costs based on the conditions approved by the Régie. Credit risk is limited to the carrying amount presented as assets on the balance sheet.

Cash equivalents, short-term investments and derivative instruments

Hydro-Québec's exposure is reduced by:

•	applying a credit policy restricting the concentration of risk
•	assessing and monitoring counterparty credit risk
•	setting credit limits, as needed
•	maintaining a list of authorized counterparties consisting of Canadian and international financial institutions with a high credit rating

All counterparties as at March 31, 2008, had a credit rating higher than A-.

First Quarter 2008 – page 12

Note 7 - Financial Instruments (continued)

Accounts receivable (customers - electricity sales)

Exposure to credit risk from accounts receivable is limited due to Hydro-Québec's large and diverse customer base. Moreover, Hydro-Québec holds as collateral business customer deposits of $51 million, which are recognized together with Accounts payable and accrued liabilities.

The value of accounts receivable, by age, and the related bad debt provision are presented in the following table.

	As at March 31, 2008
	Residential customers	Business customers	Total
Under 30 days [a]	884	832	1,716
30 to 60 days	85	23	108
61 to 90 days	48	9	57
Over 90 days	232	20	252

	1,249	884	2,133

Provision at end of period	127	14	141

Total accounts receivable (customers - electricity sales)	1,122	870	1,992

a)	Including unbilled electricity deliveries.

Changes in the provision for bad debts are presented in the table below. Under the rates bylaw, an account is considered to be past due if payment has not been made by its contractual due date, that is, 21 days after the billing date. The provision is based on account age and customer standing.

	Three months ended March 31
	Residential customers	Business customers	2008	2007
Provision at beginning of period	117	13	130	122
Changes during the period	10	1	11	3

Provision at end of period	127	14	141	125

Liquidity risk

Liquidity risk is the risk that Hydro-Québec will encounter difficulty in meeting obligations associated with financial liabilities.

Hydro-Québec's exposure is reduced by:

•	a large volume of cash from operations
•	a diversified portfolio of highly liquid instruments or instruments readily convertible into liquidity with high-quality counterparties
•	preauthorized financing sources
•	the reputation of Hydro-Québec's signature on capital markets
•	diversification of financing sources
•	managing the proportions of variable-rate debt and debt repayable in foreign currency

First Quarter 2008 – page 13

Note 7 - Financial Instruments

Maturities of financial liabilities are presented in the table below. The amounts indicated are contractual undiscounted cash flows, representing payments of principal and interest for financial liabilities as at March 31, 2008.

Maturity	Borrowings	Long-term debt	Derivative instruments
2008 (9 months)	517	1,466	268
2009	42	4,255	185
2010	-	3,085	163
2011	-	4,726	252
2012	-	3,157	137

1 to 5 years	559	16,689	1,005
6 to 10 years	-	11,255	856
11 to 15 years	-	16,684	876
16 to 20 years	-	7,431	655
21 to 25 years	-	7,752	603
26 to 30 years	-	8,394	84
31 to 35 years	-	6,425	-
36 to 40 years	-	5,514	-
41 to 45 years	-	1,703	-
46 to 50 years	-	1,600	-
51 to 55 years	-	1,192	-
56 years and over	-	1,602	-

Total	559	86,241	4,079

Contractual maturities of perpetual debt result in biennial interest flows. Perpetual debt, which totals $297 million (US$289 million), bears interest at LIBOR plus 0.0625%, calculated semi-annually. As at March 31, 2008, the applicable rate was 2.6%.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Hydro-Québec is exposed to three types of market risk: currency risk, interest rate risk and risk associated with the price of aluminum. Active integrated management of these three factors aims to limit their short-term impact on operations and to ensure that mitigated risk is at an acceptable level. In addition, wholesale operations on Hydro-Québec's energy trading floor also involve market risk associated with the price of energy, which is managed by limiting value-at-risk.

Currency risk

Hydro-Québec conducts sales in U.S. dollars, and a portion of its long-term debt is denominated in various currencies.

Hydro-Québec's exposure to currency risk is reduced by:

•	the counterbalancing effects of U.S.-dollar denominated debts (cash outflows), in relation to revenue from sales in the same currency (cash inflows)
•	using derivative instruments such as currency swaps, forward contracts and options

Consequently, a sensitivity analysis for U.S. dollar currency risk shows that there is no significant impact on results for the quarter.

First Quarter 2008 – page 14

Note 7 - Financial Instruments (continued)

Interest rate risk

Hydro-Québec is exposed to interest rate risk associated with cash equivalents, temporary investments, short-term borrowings and long-term debt. As at March 31, 2008, the variable portion of debt was 7%.

Hydro-Québec's exposure to interest rate risk is naturally limited by:

•	the counterbalancing effect of an increase in rates by a decrease in pension cost
•	the counterbalancing effect between variable-rate assets and liabilities
•	cash from operations making it possible to maintain a high interest coverage ratio
•	use of derivative instruments such as forward contracts, options and swaps to manage the fixed and variable portions of the long-term debt.

Consequently, a sensitivity analysis for interest rate risk shows that there is no significant impact on results for the quarter.

Risk associated with the price of aluminum

Hydro-Québec conducts sales whose price varies according to the price of aluminum. The management strategies adopted by Hydro-Québec allow the possibility of hedging the market risk associated with these sales through the use of derivative instruments such as forward contracts, options and swaps. A sensitivity analysis for risk associated with the price of aluminum shows that there is no significant impact on results for the quarter.

Effect on 2008 First Quarter Operations

Effect of cash flow hedges on operations

A net loss of $11 million relating to the ineffectiveness of cash flow hedges was recognized in operations for the first quarter of 2008.

Effect of fair value hedges on operations

A net loss of $3 million relating to the ineffectiveness of fair value hedges was recognized in operations for the first quarter of 2008.

Effect of revaluation of instruments not designated as hedges on operations

A net gain of $30 million was recognized in operations for the first quarter of 2008, following the revaluation at fair value of derivative instruments which are not accounted for using hedge accounting but are primarily related to transactions conducted for management of Hydro-Québec's risk.

First Quarter 2008 – page 15

Note 8 - Accumulated Other Comprehensive Income

	As at March 31, 2008
	Cash flow hedges	Other	Total
Balance at beginning of period	965	(3)	962
Changes during the period	(72)	3	(69)

Balance at end of period	893	-	893

	As at March 31, 2007
	Cash flow hedges	Other	Total
Balance at beginning of period	479	(8)	471
Changes during the period	(51)	5	(46)

Balance at end of period	428	(3)	425

Note 9 - Supplementary Cash Flow Information

	Three months ended March 31

	2008	2007
Change in non-cash working capital items

Accounts receivable	(803)	(748)
Materials, fuel and supplies	(18)	(6)
Accounts payable and accrued liabilities	(119)	(255)
Accrued interest	(405)	(418)

	(1,345)	(1,427)

Investing activities not affecting cash

Increase in property, plant and equipment and intangible assets	12	13

Interest paid	924	940

First Quarter 2008 – page 16

Note 10 - Employee Future Benefits

	Three months ended March 31

	Pension Plan		Other plans
	2008	2007	2008	2007

Accrued benefit cost	44	76	26	24

Note 11 - Commitments and Contingencies

Guarantees

As at March 31, 2008, the potential maximum amount that Hydro-Québec could have had to pay under letters of credit and guarantees totaled $365 million. Of this amount, $288 million related to the purchase of energy. Some guarantees expire between 2008 and 2019, while others do not have maturity dates.

Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

First Quarter 2008 – page 17

Note 12 - Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended March 31, 2008

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue

External customers	578	12	3,176	-	5	-	3,771
Intersegment	1,491	694	15	345	278	(2,823)	-

Income (loss) from continuing operations	840	131	362	-	(3)	3	1,333

Net income	840	131	362	-	114	3	1,450

Total assets as at March 31, 2008	29,797	16,795	12,204	297	5,065	(298)	63,860

	Three months ended March 31, 2007

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue

External customers	539	10	3,157	-	10	16	3,732
Intersegment	1,489	701	14	286	275	(2,765)	-

Income (loss) from continuing operations	907	127	393	1	(21)	3	1,410

Net income	907	127	393	1	-	3	1,431

Total assets as at March 31, 2007	28,838	16,590	11,950	208	4,261	(225)	61,622

First Quarter 2008 – page 18

CONSOLIDATED FINANCIAL HIGHLIGHTS

In millions of Canadian dollars

(unaudited)

Summary of Operations	Three months ended March 31
	2008	2007	Change (%)
Revenue	3,771	3,732	1.0	é
Expenditure	1,823	1,704	7.0	é
Financial expenses	615	618	0.5	ê
Discontinued operations	117	21	-	é
Net income	1,450	1,431	1.3	é

First Quarter 2008 – page 19

Quarter Highlights

Generation	Romaine complex

In January, Hydro-Québec filed an environmental impact statement on the proposed Romaine hydropower complex, which would consist of four generating stations on the Romaine River in the Mingan area, with a total capacity of 1,550 MW and an annual output of 8.0 TWh. The project is estimated at $6.5 billion. If the necessary approvals are secured, construction will begin in summer 2009, with commissioning to take place in stages between 2014 and 2020.

As part of this project, Hydro-Québec signed a partnering agreement in January with the Minganie regional county municipality (RCM). Under the agreement, the eight municipalities in the RCM will receive $100 million in royalties, to be paid out until 2070.

Péribonka generating station

The last two units in Péribonka generating station came on stream in January and March, three months ahead of schedule. With a capacity of 385 MW, the generating station will have an annual output of 2.2 TWh, equivalent to the consumption of 85,000 residential customers.

Transmission	Decisions of the Régie de l’énergie

In February, the Régie de l’énergie set Hydro-Québec TransÉnergie’s electricity transmission rates and conditions of service effective January 1, 2008. This decision basically translates into an $11-million decrease in native load transmission revenue, from $2,540 million to $2,529 million.

In March, the Régie authorized Hydro-Québec TransÉnergie to build the 315-kV Chénier-Outaouais line to bolster the future 1,250-MW interconnection with Ontario. The line is slated for commissioning in 2010, and the total cost of the reinforcement is $214 million.

In March, the Régie also authorized Hydro-Québec TransÉnergie to build the 120/25-kV Mont-Tremblant substation and two 120-kV supply lines. The $51-million project is scheduled to be commissioned in December 2009.

Distribution	Decisions of the Régie de l’énergie

In February, the Régie de l’énergie authorized Hydro-Québec Distribution to raise its rates by 2.9% effective April 1, 2008. This adjustment, which represents an increase of $2.97 in the average residential customer’s monthly bill, will contribute significantly to paying down the transmission costs deferred from 2005 and 2006. In its decision, the Régie recognized the $40-million from the division’s integrated efficiency improvement plan and authorized a $252-million budget for implementation of the Energy Efficiency Plan, whose 2008 savings target has been set at 745 GWh. It also approved a pilot project for time-of-use rates.

First Quarter 2008 – page 20

In March, the Régie approved the new Conditions of Electricity Service to replace Bylaw 634 Governing the Supply of Electricity. This text, which came into force on April 1, 2008, establishes the new regulatory framework for the provision of electricity service.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4

Ce document est également publié en français.

www.hydroquebec.com

ISSN 0848-5836

2008G001-1A